FRED B. GREEN
FGREEN@BODMANLLP.COM
313-392-1056

June 12, 2008

Robert Bartelmes
BODMAN LLP		Senior Financial Analyst
6TH FLOOR AT FORD FIELD		United States Securities and Exchange Commission
1901 ST. ANTOINE STREET		450 Fifth Street, N.W.
DETROIT, MICHIGAN 48226		Washington, D.C. 20549
313-393-7579 FAX
313-259-7777
	Re:	Saga Communications, Inc.
Form 10-K for the year ended December 31, 2007
Filed March 14, 2008
File No. 001-11588

Dear Mr. Bartelmes:

On behalf of Saga Communications, Inc. (“Saga”), this letter responds to your letter dated May 30, 2008. Saga understands that the purpose of the SEC’s review process is to assist Saga in its compliance with the applicable disclosure requirements and to enhance the overall disclosure in Saga’s filings. As disclosed below, Saga intends to comply with the SEC’s comments in future filings, as applicable.

For your convenience, Saga tracks the items identified in your letter (which are set forth in bold), and includes its responses thereto in italics.

Definitive Proxy Statement Incorporated by Reference Into Part III of Form 10-K Completion Discussion and Analysis, page 13
1.	We note your response to comment 5 in our letter dated May 6, 2008. Your response directs us to the second paragraph on page 21 in the section titled “Grants of Plan-Based Awards.” However, we are unable to locate the quantified disclosure of performance targets in that paragraph or section. We note that target percentages are disclosed in this paragraph (e.g., “85% of the cash flow budget”), yet the actual performance target is not disclosed. For example, we were unable to locate quantified disclosure of the performance target for your cash flow budget (which are used by the committee to determine long-term incentive compensation), and minimum net revenue, market revenue, free cash flow and operating margins (which are used by the committee to determine bonuses). As previously requested, please confirm that in future filings you will disclose these quantitative performance targets, and all other performance targets you use in establishing both short-term and long-term incentive compensation within your Compensation Discussion and Analysis section. To the extent you believe that disclosure of these objectives

DETROIT | TROY | ANN ARBOR | CHEBOYGAN | LANSING

Robert Bartelmes June 12, 2008 Page 2
or targets is not required, please provide in your response letter a detailed explanation of such conclusion.
This to confirm that Saga intends to provide, in future filings, as applicable, the quantitative performance targets, and all other performance targets it uses in establishing both short-term and long-term incentive compensation within the Compensation Discussion and Analysis section of its proxy statement. Saga's intention is based on its current analysis of Instruction 4 to the Instructions to Item 402(b). If circumstances change, however, Saga's analysis of Instruction 4 may change. Accordingly, if Saga determines that such disclosure at such time would cause it competitive harm, Saga will make the disclosure required by Instruction 4 with respect to how difficult it will be for the executive or how likely it will be for the registrant to achieve the undisclosed target levels.
Employment Agreement and Potential Payments....page 26
2.	We note your response to comment 7 in our letter dated May 6, 2008. While we acknowledge that your disclosure includes the amount paid to the named executive officers under their respective employment agreements (e.g., five times the average of the CEO’s average total annual compensation for each of the three immediately preceding periods of twelve consecutive months), we were unable to locate disclosure in your filing or in your response regarding the quantified estimated payments and benefits that would be provided to the named executive officers by way of accelerated vesting of stock options and restricted stock, deferred compensation payouts, and health/life insurance policies. In addition, your disclosure should describe and quantify the estimated payments and benefits that would be provided for any form of termination, not only change-in-control. Therefore, please confirm tat in future filings you will disclose the above requested information.
This is to confirm that Saga intends to provide, in future filings, as applicable, the above-requested information.

If you have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

Sincerely,

/s/ Fred B. Green
Fred B. Green

cc:	Edward K. Christian, President and Chief Executive Officer Samuel D. Bush, Chief Financial Officer